 1-A/A LIVE 0001673239 XXXXXXXX 024-10558 false false true MAYFLOWER INVESTMENT GROUP INC WY 2016 0001673239 6500 81-2773724 0 2 429 PLUMB LANE RENO NV 89509 561-210-7553 HAMON FRANCIS FYTTON Other 0.00 0.00 0.00 0.00 0.00 268.00 0.00 269.00 -269.00 0.00 0.00 0.00 0.00 -5469.00 -0.08 -0.08 Common 5000000 000000000 NONE Preferred 200000 000000000 NONE 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 5000000 500000 0.10 500000.00 0.00 0.00 0.00 500000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false MAYFLOWER INVESTMENT GROUP INC COMMON 500000 500000 0.001 par value 0 MAYFLOWER INVESTMENT GROUP INC PREFERRED 200000 200000 0.001 par value 0 Section 4 (2) of the Act.